UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December, 2012
Commission File Number 001-31893

AURIZON MINES LTD.
(Translation of registrant’s name into English)

Suite 1120, Cathedral Place, 925 West Georgia Street, Vancouver, BC V6C 3L2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F    ☐        Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURIZON MINES LTD.
(Registrant)
Signed “Julie A.S. Kemp”
Date: December 12, 2012	By
JULIE A.S. KEMP
Corporate Secretary

EXHIBITS

Exhibit Index for Form 6-K

1.0	News Release dated December 12, 2012
- New Discovery at Aurizon’s Heva West Area Returns 1.7 Grams of Gold Per Tonne Over 96.5 Metres